Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended,  and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001- 03433

Transcript of a Squawk Box interview with Andrew Liveris on March 27, 2015.

Squawk on the Street
Fox Business News
27 March 2015

Link: http://s3.amazonaws.com/TVEyesMediaCenter/UserContent/351523/4690204.356/CNBC_03-27-2015_10.11.30.mp4

Transcript:

Jim Cramer
I’m a believer in this deal, we’re talking about Dow Chemical which this morning is spinning off part of its chlorine business, the worst part of Dow’s business frankly, merging with Olin and they get 50.5% of the new Olin, which is of huge. Joining us now from Midland, Michigan is Dow Chemical Chairman and CEO Andrew Liveris. Andrew, congratulations on a deal that you promised would occur last year when you said you’re going to get out of some businesses that have actually kept your price-to-earnings multiple down. Explain it to our viewers.

Andrew Liveris
Thank you, Jim. Yes, we started this journey in 2011, 2012 and did full strategic reviews and really said commodity cyclical businesses with very low return on capital through a cycle, unpredictable earnings, highly volatile, no price control, and, frankly, a huge amount of capital tied up on our balance sheet that we would get out of them. And we made that announcement December 2013 and we said we’d do it in 18 months. This is the original business of Dow. We started with this business in 1897. So, frankly, no differentiation available to us. We have better uses of the capital. This deal structure with Olin is a win-win-win. Dow shareholders win. Olin shareholders win. And the combined company becomes number one in their business and Dow shareholders end up owning 50.5%, so they get to participate in the new growth company in chlor-alkali.

Jim Cramer
Andrew, is the best way to look at this deal to analogize to other deals in the industry, for instance, Chuck Bunch, when he decided that PPG was too commodity oriented, he spun off his very similar commodity business, to a new entity Georgia Gulf, and that turned out to be phenomenally successful, PPG subsequently doubled within the next two years, and Ellen Cullman sold the performance chemical.  Some people feel she didn’t get that good a deal with Carlyle. You got a much better deal in terms of earnings before interest, taxes, depreciation. Are those two analogies worthwhile for our viewers to try and understand what Dow did here?

Andrew Liveris
The PPG analogy is almost directly analogist with a big exception, we got a 12 multiple up front on pretax consideration basis, on a post tax an 8 multiple. Those two multiples compare favorably to the PPG but that deal, the reverse morris trust and the upside PPG saw from having ownership of the ongoing company, to their shareholders, firstly they got out of commodities, secondly their new shareholders got to participate in a new company and had all that upside in the stock is a direct analogy. So that’s why it’s a win-win-win. So, unlike selling to a private equity house where you basically lost the business and they go do what they do to remove costs which is a cost takeout deal, this is a growth deal. So, our shareholders get to participate and actually, frankly, the equity upsides of both companies is what ends up occurring. Every reverse morris trust done, every precedent deal sees equity prices go up for both because of the win-win-nature of the deal. And the PPG deal is an exact analogy to this deal.

Jim Cramer
Andrew, obviously activist situations, Dan Loeb, in consultation with you, add two board members which who are compensated, strangely, by Loeb’s people, not necessarily in the same page as your other directors. They turned out to be winners here, too. How much of a role did they play in taking the commodity business off of your balance sheet which chews a lot of capital and putting it to this new entity?  How much were they involved – Milkovitch, Miller?

Andrew Liveris
Well, so, prior to the Third Point arrival in our stock, this was all done, baked, cooked by our board as a part of our detail strategic reviews. So we believe we had a better pathway than what was proposed at the time, which was a split down the middle which made no sense. Really what we articulated back then we now can put on full display. If you do logical exits like PPG did of your low margin businesses that are highly cyclical, and do them methodically and put in place arrangements and strategics, you get the win-win that you would otherwise not get if you just hypothetically split down the middle. Frankly, we put all of this in place prior to the arrival of Third point, we have now moved on. And executed against all of the things we said we’d do, we have exceeded our divestment target quite substantially. And the most important part of the question in terms of our new board, this was unanimously supported and approved by all of the board, including our newest board members. We have three of them. And those three board members were taken through an extensive deep drill since they joined the board. And in December, January, and February they saw in living color what we had decided to do these last 24 months and are enthusiastic supporters of what this deal represents.

Jim Cramer
Andrew, I’m trying to figure out how to value the new Dow. I think it should be valued well in excess of where it is right now. The reason I say that is because there’s companies when they get out of the commodity business and go proprietary they tend to get a big price-to-earnings multiple. I can’t ask you what the multiple is, that’s up to us. But isn’t it true that now most of your business would now be proprietary and less levered to oil. Because as we know, every time oil go down, the traders, and I won’t call them morons because they’re sweet people, but they are taking the stock down.  Should you break that linkage with this deal?

Andrew Liveris
Absolutely I’ve mentioned on your show before we, prior to the deal, were two-thirds specialty, one-third commodity. This deal takes us to 75/25, and we ain’t done yet. We have a few more joint ventures we’re cleaning up to take us even more into a high margin, value-oriented, innovation-centric product lines where we are fully integrated into low cost positions. Some people make the mistake of thinking because we’re in ethylene we’re still commodity. The people who write about that, there are couple on the sell side who still write that, don’t understand the power of being low cost and value add. We can sell out and sell up. We are now three-quarters of our company are in that position. And actually 25% of our products are in margin protected through IP and 35% of the new products launched in the last five years and we had record patents last year, and we launched 22,000 individual new product lines last year. This is an integrated, innovation company based on science and technology, not a commodity chemical company and will appeal to owners who want consistent earnings with low beta and earnings growth overtime. That’s what we’re creating here, much like what was done at PPG.

Jim Cramer
Alright, Andrew, now you’re going to get a lot of cash. You just announced a buyback on top of a buyback.  Is it possible you could buy another 50 million shares just with the proceeds you get from this Olin deal?

Andrew Liveris
Yes, that’s a good way to look at the math. We’re very committed to shareholder remuneration, use of cash will be to the balance sheet, debt pay down, and share buyback. The exchange upon close for our shareholders that will be offered is literally a split-off which in essence means you could retire that amount of shares.

Jim Cramer
Do you think that -- if you had any advice to individuals who owned the stock would you recommend that they tender the new organization – that they tender for the shares?

Andrew Liveris
I -- look, I am not in a position to say do this or that. I think the value proposition or the synergies is compelling. Our shareholders will benefit whether they own it through us or own it direct. I think they’ll end up owning it direct because this new Olin is a powerhouse. It’s the new number one chlor-alkali company in the world. And the positive synergies, are growth synergies, not cost takeout. There will a little bit of asset rationalization.  But just one example, Jim, Joe Rupp said in the on the webcast this morning, they have a lot of rail movements. They weren’t on the U.S. Gulf coast. We have a lot of marine movements. They could get out of rail and do more marine, that’s a supply synergy. They’re interested in putting bleach in the southwest corner of the United States where they have no market, that’s a growth synergy. This creates an Olin that is worth investing in. So for our shareholders, you know frankly, they can do both, invest in the new Olin and invest in the current and now new Dow.

Jim Cramer
I’m totally with you. Andrew Liveris, who’s done a terrific deal. Transformational will be able to make it more proprietary than a regular commodity company. Andrew Liveris, thank you so much for coming on “Squawk on the Street.”

Andrew Liveris
Always a pleasure to be with you, Jim.

Jim Cramer
Thank you.

Kayla Tausche
Just look at the stocks, both are moving. Olin looks like the big winner, up 19%. It does check all the boxes for Dow, do you think there are more deals like this to come?

Jim Cramer
There is a little bit more commodity chemical, not that much. What’s interesting remember is that Olin is Dow. You see Olin as the winner, 50.5 is owned by Dow. People are kind of underestimating this deal because they don’t understand you have 550 in earnings power out in 2017. You got to figure out you get it at least a higher multiple, at two multiple points higher because that’s proprietary’s get over the commodities, which is why the stock should be at 52, 53 right now and should be dramatically higher within the next couple years.

Kayla Tausche
Great interview, Jim.

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